Exhibit 99.2
BAIDU.COM, INC.
(Incorporated in the Cayman Islands with limited liability)
(Nasdaq Ticker: BIDU)

Form of Proxy for Annual General Meeting
(or any adjourned or postponed meeting thereof)
to Be Held on December 16, 2008
Introduction
     This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Baidu.com, Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A and Class B ordinary shares of the Company, par value US$0.00005 per share (collectively, the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “Meeting”) to be held at 12/F, Ideal International Plaza, No. 58 West-North 4th Ring, Beijing 100080, People’s Republic of China on December 16, 2008 at 11 a.m. (local time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “Meeting Notice”).
     Only the holders of record of the Ordinary Shares at the close of business on November 13, 2008 (the “Record Date”) are entitled to notice of and to vote at the Meeting. In respect of the matters requiring shareholders’ vote at the Meeting, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to 10 votes. Shares underlying the Company’s American depositary shares are Class A Ordinary Shares. As of September 30, 2008, 25,413,789 Class A Ordinary Shares and 8,873,986 Class B Ordinary Shares (including Ordinary Shares underlying American depositary shares but excluding Ordinary Shares issuable upon exercise of outstanding options) were outstanding. The quorum of the Meeting is one or more shareholders holding at least an aggregate of one-third of all paid up voting share capital of the Company present at the Meeting. This Form of Proxy and the accompanying Meeting Notice are first being mailed to the shareholders of the Company on or about November 20, 2008.
     The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Meeting acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Maples Corporate Services Limited, PO Box 390, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to its offices at 12/F, Ideal International Plaza, No. 58 West-North 4th Ring, Beijing 100080, People’s Republic of China or (ii) by voting in person at the Meeting.
     To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Linda Sun) at 12/F, Ideal International Plaza, No. 58 West-North 4th Ring, Beijing 100080, People’s Republic of China as soon as possible so that it is received by the Company no later than the time appointed for the Meeting.

BAIDU.COM, INC.
(Incorporated in the Cayman Islands with limited liability)
(Nasdaq Ticker: BIDU)

Form of Proxy for Annual General Meeting
to Be Held on December 16, 2008
(or any adjourned or postponed meeting thereof)
I/We ______________________________________________________________________________________________ of
________________________________________________________________________________________________
being the registered holder of ____________________ Class ___ ordinary shares 1, par value US$0.00005 per share, of Baidu.com, Inc. (the “Company”) hereby appoint the Chairman of the Annual General Meeting (the “Chairman”) 2 or __________________ of
________________________________________________________________________________________________
as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at the main conference room on 12/F, Ideal International Plaza, No. 58 West-North 4th Ring, Beijing 100080, People’s Republic of China, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

RESOLUTION		FOR[3]	AGAINST [3]	ABSTAIN [3]
1.	The resolution as set out in paragraph 1 of the Notice of Annual General Meeting regarding the Company’s repurchase of its own shares.

2.	The resolution as set out in paragraph 2 of the Notice of Annual General Meeting regarding the amendments of the Company’s articles of association.

3.	The resolution as set out in paragraph 3 of the Notice of Annual General Meeting regarding the change of the Company’s name.

[1]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]	IMPORTANT: IF YOU WISH TO VOTE FOR A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairman acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his discretion on any amendment to the resolutions referred to in the Meeting Notice which has been properly put to the Meeting.

RESOLUTION		FOR[3]	AGAINST [3]	ABSTAIN [3]
4.	The resolution as set out in paragraph 4 of the Notice of Annual General Meeting regarding the adoption of an Amended and Restated Memorandum and Articles of Association.

5.	The resolution as set out in paragraph 5 of the Notice of Annual General Meeting regarding the amendment of the Company’s 2000 Option Plan.

6.	The resolution as set out in paragraph 6 of the Notice of Annual General Meeting regarding the adoption of the Company’s 2008 Share Incentive Plan.

Dated ______________________, 2008	Signature(s)[4] ________________________

[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.

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